August 7, 2019

Eric Fitzgerald
Chairman of the Board of Directors
Aedan Financial Corp.
1390 Market Street, Suite 200
San Francisco, CA 94102

       Re: Aedan Financial Corp
           Form 10-K for the Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 000-55807

Dear Mr. Fitzgerald:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction